October 15, 2024

Justin Lafazan
Chief Executive Officer
Soulpower Acquisition Corp.
250 West 55th Street
17th Floor
New York, NY 10019

        Re: Soulpower Acquisition Corp.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 24, 2024
            CIK No. 0002025608
Dear Justin Lafazan:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement Filed September 24, 2024 Cover Page

1. We note your response to prior comment 1 and reissue. The agreements with the non-
       managing sponsor appear to be material. Please file the agreements in accordance with Item 601(b)(10) of Regulation S-K. In addition, while we note that none of the investors has expressed an interest to purchase more than 9.9% of the offering, please disclose whether there is a cap on the amount that each investor may purchase.
       Further, please expand your disclosure to clarify that, given the low price that the non-
       managing sponsors will pay for their interest, they have an incentive to vote in favor
 October 15, 2024
Page 2

       of any business combination, even if they are under no obligation. Summary, page 1

2. We note the revision made to the disclosure on page 13 in response to prior comment
       4. However, we continue to note the disclosure on page 75 and elsewhere in the prospectus that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination. Please reconcile with the disclosure on page 13 or disclose the basis for your statements.
Sponsor Information, page 13

3. We note the removal of the disclosure that "no other person has a direct or indirect material interest in our sponsor." Please confirm you have provided all of the disclosure required by Item 1603(a)(7) of Regulation S-K or add the required disclosure.
4. Please revise the disclosure in the tables here and on page 114 to reflect the percentage ownership that would be maintained pursuant to the anti-dilution provision. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Summary of Financial Data, page 42

5. Please refer to footnotes (1), (2) and (5) to this table. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please explain to us why it is appropriate to include funds held in trust that will not be made available to you to fund expenses and other working capital requirements in the "as adjusted" working capital amount, and revise disclosures or revise calculated amounts (1),
(2) and (5), as
       appropriate.
Risk Factors, page 44

6. Please revise the risk factor on page 74 added in response to prior comment 8 to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.
Use of Proceeds, page 92

7. We note your Use of Proceeds table and your proceeds after estimated offering expenses of $201,265,000 and $231,265,000 for without over-allotment option and over-allotment option fully exercised, respectively. Given the detail presented on the table, it appears the amounts are off by $15,000. Please clarify and/or revise accordingly.
8. Reference is made to note (5), which represents the estimate for office space and administrative support for twelve months. On page 14, you disclose that the office space and administrative support is estimated to be $5,000 per month. As a result, a twelve month estimate of such amounts would be approximately $60,000 instead of
       $166,000. Please clarify and/or revise accordingly to ensure the amounts are disclosed
 October 15, 2024
Page 3

       consistently throughout your prospectus, including the details of your liquidity requirements on page 101.
Executive Officer and Director Compensation, page 142

9. We note that you revised the disclosure to clarify that your sponsor, officers, directors, and affiliates may receive consulting, success, and finders fees. On page 144, you state "no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination." Please revise as appropriate to reconcile this disclosure.


       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.